UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3, File Nos. 333-13550, 333-12096 and 333-84510, and the registration statement on Form S-8, File No. 333-106591, and into each respective prospectus that forms a part of those registration statements.

Defined Terms

The term "Report" refers to this Quarterly Report on Form 6-K for the three-month period ended March 31, 2004.

Deutsche Telekom AG is a private stock corporation organized under the laws of the Federal Republic of Germany. As used in this Report, unless the context otherwise requires, the term "Deutsche Telekom" refers to Deutsche Telekom AG and the terms "we," "us," "our" and "Group" refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group. Our registered office is at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, telephone number+49-228-181-0.

Forward-Looking Statements

This Report contains forward-looking statements that reflect the current views of our management with respect to future events. Forward-looking statements generally are identified by the words "expects," "anticipates," "believes," "intends," "estimates," "aims," "plans," "will," "will continue," "seeks" and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and periodic and other reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors: the development of demand for our fixed and mobile telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond our control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating our acquisitions; the development of asset values in Germany and elsewhere, the progress of our debt reduction program, including its degree of success in achieving desired levels of liquidity improvement and proceeds from dispositions of assets; the development of our cost control and efficiency enhancement initiatives, including in the areas of procurement optimization and personnel reductions; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure the licenses needed to offer new services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; and changes in currency exchange rates and interest rates. If these or other risks and uncertainties (including those described in "Forward-Looking Statements," "Item 3. Key Information — Risk Factors" and "Item 5. Operating and Financial Review and Prospects — Factors Affecting Our Business" contained in our most recent Annual Report on Form 20-F for the year ended December 31, 2003 filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

Exchange Rates

Unless otherwise indicated, all amounts in this document are expressed in euros. As used in this document, "€," "euro" or "EUR" means the single unified currency that was introduced in the

Federal Republic of Germany (referred to as the "Federal Republic") and ten other participating member states of the European Union on January 1, 1999. "U.S. dollar," "$" or "USD" means the lawful currency of the United States of America. As used in this document, the term "noon buying rate" refers to the rate of exchange for euros, expressed in U.S. dollars per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies. Unless otherwise stated, conversions of euro into U.S. dollars have been made at the rate of EUR 1.2292 to USD 1.00, which was the noon buying rate on March 31, 2004.

Amounts appearing in this report that were translated into euros from other currencies were translated in accordance with the principles described in the consolidated financial statements contained in our Annual Report on Form 20-F under "Consolidation principles — Foreign currency translation."

DEUTSCHE TELEKOM AT A GLANCE

	For the three months ended March 31,				For the year ended December 31,
	2004	2003	Change	% Change	2003
	(millions of €, except as otherwise indicated)
Total net revenues (total revenues excluding inter-segment revenues)	13,986	13,618	368	2.7	55,838
Domestic	8,444	8,506	(62)	(0.7)	34,691
International	5,542	5,112	430	8.4	21,147
Results from ordinary business activities	346	494	(148)	(30.0)	1,398
Financial income (expense), net	(1,110)	(1,092)	(18)	(1.6)	(4,031)
Depreciation and amortization	(3,016)	(3,269)	253	7.7	(12,884)
Of Property, plant and equipment	(1,891)	(2,101)	210	10.0	(8,206)
Of Intangible assets	(1,125)	(1,168)	43	3.7	(4,678)
Other taxes	(44)	(49)	5	10.2	(162)
Net income (loss)	169	853	(684)	(80.2)	1,253
Earnings (loss) per share /ADS (EUR) (1)	0.04	0.20	(0.16)	(80.0)	0.30
Net cash provided by operating activities	4,250	3,117	1,133	36.3	14,316
Equity ratio (%) (2)	30.2	28.1	n.m.	n.m.	29.1
Debt (in accordance with consolidated balance sheet at the balance sheet date)	53,362	62,816	(9,454)	(15.1)	55,411
Number of employees at balance sheet date
Deutsche Telekom Group	248,153	252,380	(4,227)	(1.7)	248,519
Salaried employees (excl. civil servants)	198,489	202,150	(3,661)	(1.8)	198,726
Civil servants	49,664	50,230	(566)	(1.1)	49,793
Telephone lines (incl. ISDN channels) (3)	57.9	58.2	(0.3)	(0.5)	57.9
Broadband lines (in operation)	4.5	3.3	1.2	36.4	4.1
Mobile communications subscribers (majority shareholdings) (4)	69.2	60.2	9.0	15.0	66.7

n.m. – not meaningful
(1)	Earnings (loss) per share for each period are calculated by dividing net income (loss) by the weighted average number of outstanding shares. The Deutsche Telekom common share to American Depository Share (ADS) ratio is 1:1.
(2)	The ratio equals total shareholders' equity divided by total assets at the balance sheet date.
(3)	Number of telephone lines (including those provided by T-Com as well as T-Systems and those used within the Group) as of the balance sheet date, including Makedonski Telekommunikacii (Maktel), a Magyar Tavkoezlesi Rt (Matáv) subsidiary. All amounts are in millions.
(4)	The number of subscribers of the consolidated subsidiaries included within our T-Mobile division (including subscribers of our 50/50 joint venture with Virgin Mobile in the UK) plus Hrvatski telekomunikacije d.d. (Hrvatski Telecom) and Westel, as of the balance sheet date. All amounts are in millions.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2004 AND DECEMBER 31, 2003

(Unaudited)

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

		For the three months ended March 31,		For the year ended December 31, 2003
		2004	2003
		(millions of €, except as otherwise indicated)
	Note
Net revenue		13,986	13,618	55,838
Cost of sales		(7,570)	(7,569)	(31,402)
Gross profit (loss)		6,416	6,049	24,436
Selling costs		(3,295)	(3,387)	(13,505)
General and administrative costs		(1,105)	(1,335)	(4,976)
Other operating income		731	1,511	4,558
Other operating expense		(1,291)	(1,252)	(5,084)

Operating results		1,456	1,586	5,429
Financial income (expense), net	(3)	(1,110)	(1,092)	(4,031)
of which: net interest expense		(973)	(1,057)	(3,776)
Results from ordinary business activities (1)		346	494	1,398
Income taxes	(4)	(80)	460	225
Income (loss) after taxes		266	954	1,623
Income applicable to minority shareholders		(97)	(101)	(370)
Net income		169	853	1,253
Earnings per share (2) /ADS(3)		0.04	0.20	0.30

(1)	Including other taxes in accordance with the classification of the statement of income by the cost-of-sales-method.
(2)	Earnings per share for each period are calculated by dividing net income by the weighted average number of outstanding shares (approximately 4,195 million for each period presented).
(3)	The share to ADS ratio is 1:1.

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

		As of March 31, 2004	As of December 31, 2003
		(millions of €)

	Note
ASSETS
Noncurrent assets	(6)
Intangible assets		45,484	45,193
Property, plant and equipment (net)		46,661	47,268
Financial assets		3,335	3,190
		95,480	95,651
Current assets
Inventories, materials and supplies		1,404	1,432
Receivables		5,503	5,762
Other assets		2,725	3,162
Marketable securities		184	173
Liquid assets		9,190	9,127
		19,006	19,656
Prepaid expenses and deferred charges		1,476	772
TOTAL ASSETS		115,962	116,079

SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity
Capital stock		10,746	10,746
Additional paid-in capital		50,100	50,092
Retained earnings		248	248
Unappropriated net income (loss) carried forward from previous year		(23,311)	(24,564)
Net income (loss)		169	1,253
Cumulative translation adjustment account		(7,141)	(8,017)
Minority interest		4,188	4,053
		34,999	33,811
Accruals
Pensions and similar obligations		4,477	4,456
Other accruals		11,443	11,247
		15,920	15,703
Liabilities	(7)
Debt		53,362	55,411
Other		10,804	10,451
		64,166	65,862
Deferred income		877	703
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		115,962	116,079

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Unaudited)

	Capital stock nominal value	Additional paid-in capital	Consolidated shareholders' equity generated	Cumulative translation adjustment account	Shareholders' equity before minority interest and treasury shares	Treasury shares(1)	Minority interest	Consolidated shareholders' equity
	(millions of €)
Balance at December 31, 2002	10,746	50,077	(24,316)	(5,079)	31,428	(7)	3,988	35,409
Changes in the composition of the Group							(5)	(5)
Proceeds from exercise of stock options		4			4			4
Income after taxes			853		853		101	954
Foreign currency translation				(992)	(992)		(47)	(1,039)
Balance at March 31, 2003	10,746	50,081	(23,463)	(6,071)	31,293	(7)	4,037	35,323
Balance at December 31, 2003	10,746	50,092	(23,063)	(8,017)	29,758	(7)	4,053	33,804
Changes in the composition of the Group							(8)	(8)
Dividends for 2003							(23)	(23)
Proceeds from exercise of stock options		8			8			8
Income after taxes			169		169		97	266
Foreign currency translation				876	876		69	945
Balance at March 31, 2004	10,746	50,100	(22,894)	(7,141)	30,811	(7)	4,188	34,992

(1)	Treasury shares are included within marketable securities in the condensed consolidated balance sheets.

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	For the three months ended March 31,		For the year ended December 31,
	2004	2003	2003
	(millions of €)
Cash flows from operating activities
Net income	169	853	1,253
Income applicable to minority shareholders	97	101	370
Income (loss) after taxes	266	954	1,623
Depreciation and amortization	3,016	3,269	12,884
Income tax expense (benefit)	80	(460)	(225)
Net interest expense	973	1,057	3,776
Results from the disposal of noncurrent assets	1	(189)	(792)
Results from associated companies	73	3	247
Other noncash transactions	74	(703)	(699)
Change in working capital (assets)(1)	(352)	(1,083)	(542)
Decrease in accruals	143	(100)	1,584
Change in working capital (liabilities)(2)	(38)	842	149
Income taxes received (paid)	438	(199)	88
Dividends received	9	2	39
Cash generated from operations	4,683	3,393	18,132
Net interest paid	(433)	(276)	(3,816)
Net cash provided by operating activities	4,250	3,117	14,316
Cash flows from investing activities
Cash outflows from investments in intangible assets	(103)	(65)	(844)
property, plant and equipment	(1,247)	(1,048)	(5,187)
financial assets	(201)	(160)	(373)
consolidated companies	(151)	0	(275)
Cash inflows from disposition of intangible assets	2	68	24
property, plant and equipment	85	355	1,055
financial assets	21	312	1,569
shareholdings in consolidated companies and business units	1	1,505	1,510
Net change in short-term investments and marketable securities	256	(827)	(18)
Other	0	217	466
Net cash (used for) /provided by investing activities	(1,337)	357	(2,073)
Cash flows from financing activities
Net changes in short-term debt	(2,307)	(2,522)	(9,214)
Issuance of medium and long-term debt	38	3,952	6,951
Repayments of medium and long-term debt	(332)	(837)	(2,879)
Dividends paid	(13)	0	(92)
Proceeds from exercise of stock options	8	0	15
Changes in minority interests	0	(7)	(7)
Net cash used for financing activities	(2,606)	586	(5,226)
Effect of foreign exchange rate changes on cash and cash equivalents	16	(15)	(43)
Net increase in cash and cash equivalents	323	4,045	6,974
Cash and cash equivalents, at beginning of the period	8,686	1,712	1,712
Cash and cash equivalents, at end of the period	9,009	5,757	8,686

(1)	Changes in receivables, other assets, inventories, materials and supplies and deferred expenses.
(2)	Changes in other liabilities (which do not relate to financing activities) and deferred income.

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

Note (1) Summary of presentation principles

The condensed consolidated financial statements (unaudited) of Deutsche Telekom as of March 31, 2004 and December 31, 2003, have been prepared in accordance with the requirements of the German Commercial Code (Handelsgesetzbuch — HGB) and the German Stock Corporation Law (Aktiengesetz — AktG).

These condensed consolidated financial statements are unaudited. In management's opinion, these unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operations, balance sheet and cash flows for each period presented. The consolidated results for interim periods are not necessarily indicative of results for the full year. These financial results should be read in conjunction with the Company's report on Form 20-F for the year ended December 31, 2003.

Note (2) Changes within the consolidated Group

We sold shareholdings in various companies last year which were included in the consolidated financial statements as of March 31, 2003. These were, at T-Com, the remaining cable business, at T-Mobile, Niedermeyer in Austria, and, at T-Systems, predominantly TELECASH GmbH, SIRIS S.A.S., and Multilink SA. The T-Online division acquired the Scout24 group in the first quarter of 2004. The following table shows the effects of these acquisitions and disposals on the individual line items of the condensed consolidated statement of income for the first three months of 2004.

	T-Com	T-Mobile	T-Systems	T-Online	Total
	(millions of €)
Net revenue	(127)	(35)	(89)	16	(235)
Cost of sales	80	28	80	(7)	181
Gross profit	(47)	(7)	(9)	9	(54)
Selling costs	32	9	12	(6)	47
General and administrative costs	65	3	6	(3)	71
Other operating income	(381)	0	(85)	1	(465)
Other operating expenses	57	0	2	(4)	55
Operating results	(274)	5	(74)	(3)	(346)
Financial income (expense), net	0	0	4	0	4
Results from ordinary business activities	(274)	5	(70)	(3)	(342)
Income taxes	1	0	1	0	2
Net income (loss)	(273)	5	(69)	(3)	(340)

Note (3) Financial income (expense), net

The components of financial expense, net for the three months ended March 31, 2004 and 2003 are as follows:

	For the three months ended March 31,
	2004	2003
	(millions of €)
Net interest (expense)	(973)	(1,057)
Net income (loss) related to associated and related companies	(72)	(3)
Write-downs on financial assets and marketable securities	(65)	(32)
Financial income (expense), net	(1,110)	(1,092)

Note (4) Income Taxes

Income taxes consist of German corporate tax (including a solidarity surcharge levied at 5.5% on the corporate income tax) and trade tax on income, in addition to comparable foreign income taxes. Effective January 1, 2004, the deductibility of tax loss carryforwards in Germany became limited, resulting in 40% of our domestic taxable income being subject to corporate income tax.

In 2003, we recognized a tax benefit as a result of the change of the legal form of T-Mobile from a stock corporation to a partnership.

Note (5) Depreciation and amortization

	Three months ended March 31,
	2004	2003
	(millions of €)
Amortization of intangible assets	(1,125)	(1,168)
of which: UMTS licenses	(150)	(151)
of which: U.S. mobile communications licenses	(117)	(137)
of which: goodwill	(613)	(641)
Depreciation of property, plant and equipment	(1,891)	(2,101)
Depreciation and amortization	(3,016)	(3,269)

Note (6) Noncurrent assets

The components of noncurrent assets as of March 31, 2004 and December 31, 2003 are as follows:

	As of
	March 31, 2004	December 31, 2003
	(millions of €)
Intangible assets (net of accumulated amortization)	45,484	45,193
of which: goodwill	24,729	24,513
of which: UMTS licenses	10,280	10,260
of which: U.S. mobile communications licenses	8,309	8,179
Property, plant and equipment (net of accumulated depreciation)	46,661	47,268
Financial assets	3,335	3,190
Total noncurrent assets	95,480	95,651

Note (7) Liabilities

The components of liabilities as of March 31, 2004 and December 31, 2003 are as follows:

	As of
	March 31, 2004	December 31, 2003
	(millions of €)

Debt
Bonds and debentures	50,090	51,613
Liabilities to banks	3,272	3,798
Other liabilities	10,804	10,451
Total liabilities	64,166	65,862

Note (8) Segment information in accordance with SFAS 131

All segment information in this report has been prepared in accordance with U.S. Statement of Financial Accounting Standards No. 131 ("SFAS 131") and German Accounting Standard 3, "Segment Reporting" ("GAS 3").

The following tables give an overall summary of our segments for the first quarter of both 2003 and 2004. In addition to the amounts disclosed for the segments, there also is a reconciliation line, which mainly contains consolidation entries.

For the three months ended March 31, 2004	Net revenue	Inter- segment revenue	Total revenue	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before income taxes
	(millions of €)
T-Com	6,053	922	6,975	(1,184)	(25)	(138)	1,251
T-Systems	1,722	753	2,475	(340)	(1)	(1)	(42)
T-Mobile	5,678	266	5,944	(1,234)	(266)	1	156
T-Online	453	40	493	(109)	27	0	37
Group Headquarters and Shared Services	80	1,010	1,090	(212)	(770)	2	(1,156)
Reconciliation	0	(2,991)	(2,991)	63	62	(1)	100
Group	13,986	—	13,986	(3,016)	(973)	(137)	346

For the three months ended March 31, 2003	Net revenue	Inter- segment revenue	Total revenue	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before income taxes
	(millions of €)
T-Com	6,441	1,049	7,490	(1,318)	(130)	(2)	1,418
T-Systems	1,715	845	2,560	(367)	(18)	0	(18)
T-Mobile	5,006	304	5,310	(1,264)	(304)	2	(77)
T-Online	394	51	445	(102)	31	(2)	2
Group Headquarters and Shared Services	62	1,031	1,093	(286)	(647)	(32)	(826)
Reconciliation	0	(3,280)	(3,280)	68	11	(1)	(5)
Group	13,618	—	13,618	(3,269)	(1,057)	(35)	494

Note (9) Subsequent events

    Toll collection system

As previously reported, in September 2002, Deutsche Telekom AG, DaimlerChrysler Services AG, and Compagnie Financiere et Industrielle des Autoroutes S.A. (Cofiroute) (individually, the "partners" and collectively, the "consortium") entered into an agreement dated September 2002 and last amended in November 2002 (the "operating agreement") with the Federal Republic of Germany (represented by the German Federal Ministry of Transport, Building and Housing) relating to a project to create and operate an innovative system for the collection of toll charges for the use by heavy vehicles of the German high-speed highway system. We refer to this project as the "Toll Collect project." The toll collection system is to be created and operated by the joint venture Toll Collect GmbH ("Toll Collect"). DaimlerChrysler Services and we each hold a 45% stake in Toll Collect, with the remaining 10% being held by Cofiroute. Our involvement with Toll Collect includes our equity interest in Toll Collect that is recognized in our consolidated financial statements using the equity method of accounting, and certain financial guarantees. Additionally, certain of our divisions may act as sub-contractors of services to Toll Collect. We believe our maximum exposure to loss as a result of our interest in Toll Collect could extend beyond the amounts we have invested because of other risks associated with the financial guarantees issued for Toll Collect.

Pursuant to the provisions of the operating agreement, we, together with our partners, have, on a joint and several basis, guaranteed that Toll Collect will duly perform its duties in line with the operating agreement for the period of one year after the agreed start of operations (which, pursuant to the Implementation Agreement described below, has been modified to extend to one year beyond phase 2 commencement).

In addition, the partners of Toll Collect, on a joint and several basis, undertook to fund Toll Collect in order to maintain a minimum equity ratio for Toll Collect (based on German GAAP) ("Equity Maintenance Undertaking") until the operating agreement expires. Toll Collect's total assets, financial liabilities and total liabilities at March 31, 2004, calculated on the basis of U.S. GAAP, were EUR 1.0 billion (EUR 1.3 billion under German GAAP), EUR 0.6 billion (EUR 0.6 billion under German GAAP) and EUR 1.1 billion (EUR 1.3 billion under German GAAP), respectively. We have provided a guarantee for bank loans to Toll Collect amounting to EUR 312 million as of March 31, 2004.

The start of operations initially was scheduled for August 31, 2003, but has been delayed. Commencing on December 2, 2003, the consortium, or Toll Collect GmbH (provided it joins as a party to the operating agreement) has become liable for contractual penalties of EUR 250,000 per day until the end of February 2004 and EUR 500,000 per day thereafter until the toll collection system is operational. Beside these penalties, we believe that further penalties or liability for fault are excluded in the operating agreement.

In case of a culpable violation of contractual duties during the operational phase, the Federal Republic of Germany would not be prevented from claiming damages from Toll Collect. If such penalties, revenue reductions, and other events eventually result in an equity ratio of Toll Collect below the ratio agreed upon in the Equity Maintenance Undertaking, the partners are obligated to fund operations to the extent needed to reach these equity levels.

Specific circumstances may entitle the parties to terminate the operating agreement. For termination to be effective, notice of termination must generally be given at least two months before the termination takes effect. This period may be used to rectify the reasons for termination. Termination of the operating agreement may have significant consequences for us as financial guarantor of certain obligations of Toll Collect. On February 17, 2004, the Federal Ministry of Transport sent us a letter advising that a notice of termination of the operating agreement was imminent. On February 25, 2004, we received such notice of termination of the operating agreement, dated February 19, 2004. On February 29, 2004, the consortium members reached an agreement with the Federal Republic to continue the Toll Collection project on the basic terms set forth below. On April 23, 2004, the members of the Consortium and the Federal Republic entered into an Implementation Agreement in which the parties agreed upon the implementation of the terms in the agreement of February 29, 2004 and in which the Federal Republic agreed not to exercise any rights of termination which it alleged to have resulting from the notice of termination. The Implementation Agreement also provides additional detail with respect to certain of the terms of the agreement of February 29,2004.

•	Toll collection will be introduced in two phases — the first to commence no later than January 1, 2005 (phase 1), and the second to commence no later than January 1, 2006 (phase 2). Phase 2 operation of the toll collection system will be as specified in the operating agreement. Phase 1 operation of the toll collection system will employ certain modified components, which allow for slightly less than full technical performance in accordance with original specifications. Due to this slight deficiency, the remuneration owed by the Federal Republic to Toll Collect in phase 1 will be 95% of the remuneration which will be payable in phase 2. The agreement provides that if the toll collection system is in stable operation, the one-year term of phase 1 may be extended by mutual agreement up to two years.

•	During phase 1, the consortium is required to make available a sufficient number of on-board units (OBUs) to meet demand, with no fewer than 500,000 OBUs available at the commencement of phase 1. OBUs are devices installed in vehicles in order to allow for the collection by satellite of highway travel data. The consortium is also required to ensure the availability of necessary OBU installation facilities in Germany and abroad.

•	During phase 1, the Federal Republic is guaranteed to receive net toll revenues (revenues less Toll Collect remuneration) in an amount equal to at least EUR 83.4 million per month, whether from toll revenues or from the agreed contractual liability for shortfall payments. The Federal Republic is to pay during phase 1 the full 95% of the remuneration provided for in the original operating agreement for what is now phase 2 if the net toll revenues received by the Federal Republic from the toll collection system in a given month do not fall short of the gross revenues by more than 20%. No remuneration will, however, become payable when and if any given month total revenues exceed the guaranteed EUR 83.4 million by no more than 20% of the toll collection system gross revenues.

•	Delays in the commencement of phase 1 operation of the toll collection system will result in monthly penalties of EUR 40 million increasing by EUR 5 million each month up to a maximum of EUR 80 million per month through the initial agreed phase 1 period of one year.

•	During phase 1, the project company or the consortium will be liable in case of a toll shortfall to guarantee net toll revenues in an amount up to EUR 1 billion per year, but no more than EUR 83.4 million per month. Contractual penalties due to reduced performance of certain minimum parameters set out for the toll collection system in the operating agreement, certain maluses relating to less than full performance of the toll collection system or recourse claims against the consortium or the project company in the case of third party liability of the Federal Republic will not be counted against the liability cap.

•	In the event of major deviations from the project plan that endanger the realization of the project, the consortium and the Federal Republic are obligated to reach a good faith agreement on mutually beneficial, appropriate and reasonable measures to minimize the disadvantages for either party. In the event that neither phase 1 testing operation nor the development of phase 2 technology has been successfully completed by June 1, 2005, the Federal Republic may take measures to initiate procurement of an alternative toll collection system without prior termination of the agreement, which action would then, however, not suspend Toll Collect's obligations to continue development of the phase 2 system, nor the Federal Republic's obligation to use the system after successful completion.

•	Following the end of the agreed phase 1 operational period, the provisions governing penalties for delay of operation and liabilities contained in the original agreement shall continue to apply (i.e., a maximum of EUR 500,000 per day for delay, and potential unlimited liability under general principles of German law in the operating stage of phase 2).

•	Phase 2, thus, contemplates full operation of the Toll Collect project in accordance with the specifications set forth in the original agreement, provided, however, that certain dates and deadlines, including with respect to grounds for termination, are to be modified to conform to the amended arrangement.

Additionally, the consortium and the Federal Republic have agreed to waive rights to mediation proceedings before arbitration with respect to any claims of the Federal Republic for damages and penalties. The Federal Republic is expected to assert claims for damages from the consortium of EUR 156 million per month for the period September 1, 2003 to December 31, 2003 and EUR 180 million per month from January 1, 2004 for lost toll revenues. In addition, among other claims, the Federal Republic is expected to allege contractual penalties of EUR 680 million because the members of the consortium did not seek the necessary agreement of the Federal Ministry of Transport before concluding certain subcontractor agreements. Deutsche Telekom AG believes the claims of the Federal Republic are unfounded. Under the terms of the agreement, the Federal Republic may resort to arbitrational proceedings for clarification of its legal position. The maximum future obligations arising from the Toll Collect project cannot be quantified with adequate certainty.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with the annual consolidated financial statements, including the notes to those financial statements, contained in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2004. Those financial statements have been prepared in accordance with the requirements of the German Commercial Code (HGB-German GAAP), which differ in certain significant respects from U.S. generally accepted accounting principles (U.S. GAAP). For a discussion of the principal differences between German GAAP and U.S. GAAP as they relate to us and a reconciliation of net income (loss) and total shareholders' equity to U.S. GAAP, see "Reconciling Differences between German GAAP and U.S. GAAP" and notes (41) through (44) to the consolidated financial statements contained in our Annual Report on Form 20-F.

INTRODUCTION

We have organized our businesses into four main divisions:

•	T-Com (for network access and services);

•	T-Mobile (for mobile communications);

•	T-Systems (for data communications and systems solutions for large business customers); and

•	T-Online (for consumer Internet services).

In addition to the organization of our businesses into four main operating divisions, the operations formerly under "Other Activities" are now included in the division known as "Group Headquarters and Shared Services."

In 2004, we continue to focus on reducing our indebtedness and strengthening our cash flows, while investing in areas of our business that we believe offer the best potential for sustainable and rewarding growth. We have strived to increase consolidated net revenues and have adopted measures to improve our operating efficiencies and control our costs and capital expenditures. Our cash flows have improved in part as a result of these measures. Additionally, proceeds from the sale of non-core assets together with cash flows from operations have increased our ability to reduce our debt balance.

Agenda 2004

Deutsche Telekom has established a six-point program under the name "Agenda 2004" to further promote its profitable growth. Agenda 2004 is intended to lay the essential foundation for the current financial year and the successful future of the Group. Agenda 2004 consists of the following initiatives:

Broadband

Broadband is a crucial factor in the future development of Deutsche Telekom in the fixed and mobile communications network and is thus a key source of growth for all the divisions. Responsibility for the continued market development of broadband in the fixed network is in the joint hands of T-Com and T-Online, with the aim being to raise the number of T-DSL lines from four million at present to ten million by 2007. Measures planned to achieve this include the provision of higher bandwidths in line with demand, targeted market development, a comprehensive portfolio of attractive broadband content, and the continued roll-out in rural areas and eastern Germany.

Business customers

In the drive to win more business customers, T-Systems and T-Com are pooling their strengths in this important, high-growth segment. As part of the business customer drive, they are expanding the service portfolio for small and medium-sized business customers of the Deutsche Telekom Group. The goals include increasing their revenues from existing customers and improving cooperation between the divisions in sales.

Human resources

The human resources initiative encompasses the three core issues of Vivento, the employment alliance, and a motivation and qualification campaign. The reduction in personnel costs, more flexible working hours, improved efficiency and a greater commitment of the staff of Deutsche Telekom constitute key factors with respect to the future competitiveness of Deutsche Telekom in this connection.

Efficiency

An increase in productivity and efficiency and cost reductions as well as the further fine-tuning of investments are another focal point of "Agenda 2004". This includes the planned sale of noncurrent assets no longer needed for operations, and a further optimization of working capital. Moreover, synergies will be generated from the Group-wide network and IT platforms. Corporate Procurement is also realizing additional savings potential by coordinating all procurement processes in the Group.

Innovation

The projects which are combined in the innovation drive are aimed at safeguarding growth through new products and services. Deutsche Telekom will continue in its role of innovation driver in the telecommunications sector in the future. The innovation drive is designed to lay the foundations for this across the divisions.

Quality

The objective of the Group-wide quality drive is to increase customer satisfaction and strengthen customer loyalty to the "T" brand. Deutsche Telekom's efforts are focused on increasing the quality of service from the customer's point of view. In all four divisions, numerous measures have been initiated that complement each other and, in their entirety, will lift the level of quality.

RESULTS OF OPERATIONS

The following table shows information concerning our condensed consolidated statements of income for the periods indicated.

	For the three months ended March 31,		For the year ended December 31,
	2004	2003	2003
	(millions of €, except as indicated)
Net revenue	13,986	13,618	55,838
Cost of sales	(7,570)	(7,569)	(31,402)
Gross profit	6,416	6,049	24,436
Selling costs	(3,295)	(3,387)	(13,505)
General and administrative costs	(1,105)	(1,335)	(4,976)
Other operating income	731	1,511	4,558
Other operating expenses	(1,291)	(1,252)	(5,084)
Operating results	1,456	1,586	5,429
Financial income (expense), net	(1,110)	(1,092)	(4,031)
of which: net interest (expense)	(973)	(1,057)	(3,776)
Results from ordinary business activities	346	494	1,398
Income taxes	(80)	460	225
Income (loss) after taxes	266	954	1,623
Income applicable to minority shareholders	(97)	(101)	(370)
Net income	169	853	1,253
Earnings (loss) per share (1) /ADS (2)	0.04	0.20	0.30

(1)	Earnings (loss) per share for each period are calculated by dividing net income (loss) by the weighted average number of outstanding shares outstanding for the period.
(2)	The share to ADS ratio is 1:1.

           Revenue

We generated net revenue of EUR 13,986 million in the first three months of 2004. This equates to a year-on-year increase of EUR 368 million, or 2.7%. Changes in the composition of the consolidated Group resulted in a net decrease in net revenue of EUR 235 million. The first-time consolidation of the Scout24 group accounted for a EUR 16 million increase in Group net revenue. These positive influences were offset in part by revenue decreases resulting primarily from the disposals and deconsolidation of the remaining cable business (T-Com), Niedermeyer (T-Mobile) and TELECASH GmbH, SIRIS S.A.S. and MultiLink SA (T-Systems), U.S. dollar currency translation adjustments (which reduced revenue figures by approximately EUR 0.4 billion).

Revenue growth was mainly driven by the T-Mobile and T-Online divisions. The increase in revenue of 11.9 % at T-Mobile is mainly attributable to continued growth in subscriber numbers, even though the positive development of revenue was offset in part by negative currency translation adjustments relating to U.S. dollars and British pounds sterling as well as the effect of the deconsolidation of Niedermeyer. At T-Online, continued customer growth also boosted division revenue by 10.8%.

Revenue development at T-Com was once again influenced by regulatory and competitive factors. While access revenues rose primarily as a result of higher charges for analog lines and an increase in the number of T-DSL and T-ISDN lines, call revenues declined. Loss of market share as a result of the opening up of the market for call-by-call and pre-selection in the local network in July 2003 had a negative impact on revenue. Currency translation effects in Central and Eastern Europe and the loss of revenue resulting from the deconsolidation of the remaining cable activities also had an adverse impact.

Revenue at our T-Systems division fell slightly year-on-year. The revenue growth in IT services was unable to completely offset the decrease in revenue from the Telecommunications unit. In addition to deconsolidation effects (predominantly from the sale of TELECASH GmbH, SIRIS S.A.S., and MultiLink SA), the decrease in revenue was further impacted by the continued competitive market environment.

The following table shows the contributions of our divisions to our total revenue before elimination of inter-segment revenue.

	For the three months ended March 31,				For the twelve months ended December 31,
	2004	2003	Change	% Change	2003
	(millions of €, except as indicated)
T-Com	6,975	7,490	(515)	(6.9)	29,206
T-Systems	2,475	2,560	(85)	(3.3)	10,614
T-Mobile	5,944	5,310	634	11.9	22,778
T-Online (1)	493	445	48	10.8	1,851
Group Headquarters and Shared Services	1,090	1,093	(3)	(0.3)	4,268
Total revenue	16,977	16,898	79	n.m.	68,717
Inter-segment revenue	(2,991)	(3,280)	289	8.8	(12,879)
Net revenue	13,986	13,618	368	2.7	55,838

n.m. – not meaningful
(1)	Amounts are presented in accordance with German GAAP, as applied throughout the Group, and differ from those published by T-Online International AG in accordance with IFRS.

The contribution of the divisions to Group revenue (after elimination of inter-segment revenue) is presented below:

        Net revenue (excluding inter-segment revenue)

	For the three months ended March 31, 2004	Proportion of net revenues of the Group (%)	For the three months ended March 31, 2003	Proportion of net revenues of the Group (%)	Change	Change %	For the twelve months ended December 31, 2003
	(millions of €, except as indicated)
T-Com	6,053	43.3	6,441	47.3	(388)	(6.0)	25,116
T-Systems	1,722	12.3	1,715	12.6	7	0.4	7,184
T-Mobile	5,678	40.6	5,006	36.8	672	13.4	21,572
T-Online (1)	453	3.2	394	2.9	59	15.0	1,662
Group Head-quarters & Shared Services	80	0.6	62	0.4	18	29.0	304
Net revenue	13,986	100.0	13,618	100.0	368	2.7	55,838

(1)	Amounts are presented in accordance with German GAAP, as applied throughout the Group, and differ from those amounts published by T-Online International AG in accordance with IFRS.

Our largest contributor to net revenue continued to be T-Com, which generated around 43.3 % of the Group's net revenue in the first three months of 2004. The relative significance of the T-Com division for the Group's revenue continues to decline due to the strong growth of T-Mobile. Accounting for 40.6 % of revenue, the T-Mobile division continues to increase its revenue position in comparison with the other divisions in the first three months of the current financial year.

        Net revenue by geographic area

	For the three months ended March 31,				For the twelve months ended December 31, 2003
	2004	2003	Change	% Change
	(millions of €, except as indicated)
Domestic (Germany)	8,444	8,506	(62)	(0.7)	34,691
International
EU countries (excluding Germany)	2,090	2,044	46	2.3	7,962
Rest of Europe	1,230	1,261	(31)	(2.5)	5,118
North America	2,117	1,715	402	23.4	7,610
Other	105	92	13	14.1	457
Total International	5,542	5,112	430	8.4	21,147
Net revenue	13,986	13,618	368	2.7	55,838

Compared with the same periods in the previous year, the proportion of total revenue generated outside Germany increased in first three months of 2004. Despite the negative foreign currency translation effects from the conversion of other currencies into euros (especially from U.S. dollars and British pounds sterling), the percentage of international revenue in the first three months of 2004 increased to 39.6 % from 37.5 % in the three months of 2003. T-Mobile USA made a significant contribution to this positive development.

           Operating results

	For the three months ended March 31,				For the twelve months ended December 31, 2003
	2004	2003	Change	% Change
	(millions of €, except as indicated)
Total Group	1,456	1,586	(130)	(8.2)	5,429

Operating results decreased by approximately EUR130 million, or 8.2%, when compared to the same period in the previous year primarily due to the revenue increase of EUR 682 million contributed by the T-Mobile and T-Online divisions. Also the operating costs (cost of sales, selling costs and general and administrative costs) as well as other operating expenses have been reduced compared with the first three months of 2003 by a total of approximately EUR 282 million.

The cost of sales remained flat as compared with the same period in the previous year. As a percentage of net revenues, cost of sales decreased from 55.6 % to 54.1%.

Current period general and administrative costs decreased by EUR 230 million as compared with the previous year. In addition, selling costs decreased by EUR 92 million. These cost reductions resulted primarily from greater efficiencies in capacity utilization.

Other operating expense increased by EUR 39 million.

Other operating income decreased by EUR 780 million, primarily due to the sales of non-core businesses during 2003, including the sale of cable businesses, TELECASH Kommunikations-Service GmbH, Eutelsat S.A. and the UMC (Ukrainian Mobile Communications) Joint Venture in the first quarter of 2003.

           Financial income (expense), net

Financial income (expense), net consists primarily of net interest expense, and results related to associated companies accounted for using the equity method of accounting.

	For the three months ended March 31,
	2004	2003	Change	% Change
	(millions of €, except as indicated)
Net interest expense	(973)	(1,057)	84	7.9
Other financial income (expense)	(137)	(35)	(102)	n.m.
Total financial income (expense) net	(1,110)	(1,092)	(18)	(1.6)

n.m. – not meaningful

In the first three months of 2004, net financial expense increased slightly compared with the previous year by EUR 18 million to EUR 1,110 million. In the first three months of 2004, the net interest expense decreased, primarily due to the reduced debt balance, offset in part by the results of entities accounted for under the equity method (including our investment in the Toll Collect venture).

           Income Taxes

Income Taxes

	For the three months ended March 31,
	2004	2003	Change	% Change
	(millions of €, except as indicated)
Total Group	(80)	460	(540)	n.m.

n.m. – not meaningful

Income taxes consist of German Corporate tax (including a solidarity surcharge levied at 5.5% on the corporate income tax) and trade tax on income, in addition to comparable foreign income taxes. Effective January 1, 2004, the deductibility of tax loss carryforwards in Germany became limited, resulting in 40% of our domestic taxable income being subject to corporate income tax. In 2003, we recognized a tax benefit as a result of the change of the legal form of T-Mobile from a stock corporation to a partnership.

           Net income

Net income

	For the three months ended March 31,
	2004	2003	Change	% Change
	(millions of €, except as indicated)
Total Group	169	853	(684)	(80.2)

In the first three months of 2004, our net income decreased by EUR 684 million to EUR 169 million as compared with the first three months of 2003. This is primarily a result of favorable tax benefits recorded in the first quarter of 2003, in addition to the effects from ordinary business activities as set forth above.

SEGMENT ANALYSIS

           Changes in segment composition

       T-Com

During the first quarter of 2003, T-Com disposed of its remaining cable businesses. Total cable operations contributed EUR 167 million to net revenues in 2003. Accordingly, there was no contribution from these operations during the first quarter of 2004.

Effective as of April 1, 2003, DeTeMedien acquired all of the shares of t-info GmbH from T-Online for approximately EUR 86 million. t-info offers directory services and special directories on the Internet and mobile terminals, such as PDAs and mobile phones.

       T-Mobile

T-Mobile UK sold its 50 % equity investment in the British mobile communications provider, Virgin Mobile, to the Virgin Group at the end of January 2004. The companies also concluded an agreement granting Virgin Mobile use of T-Mobile UK's mobile communications network for a ten-year period. Under the new agreement, Virgin Mobile will receive inbound and outbound call revenues. In addition, in the event Virgin Mobile consummates a public offering of its equity securities, we will receive a specified amount of the proceeds up to certain limits.

Effective in January 2004, T-Mobile Austria sold 100 % of the shares in Niedermeyer GmbH, the Austrian consumer electronics and photographic equipment chain, to Value Management Services GmbH. Niedermeyer will remain an important contractual partner of T-Mobile Austria. The share of T-Mobile Austria's revenue for the whole of 2003 accounted for by Niedermeyer was EUR 153 million; in the first quarter of 2003, it amounted to EUR 35 million.

       T-Systems

Business development in the first quarter of 2004 was impacted by the sale of TELECASH GmbH, T-Systems SIRIS S.A.S., T-Systems MultiLink SA, and T-Systems Card Services AG in 2003. Accordingly, there was no contribution from these operations during the first quarter of 2004.

       T-Online

Effective as of April 1, 2003, t-info was transferred to DeTeMedien (T-Com) for approximately EUR 86 million. During the first quarter of 2004, T-Online completed the acquisition of 100% of the shares of the Internet portal operator Scout 24 AG from Beisheim Holding Schweiz for approximately EUR 180 million.

Additionally, since T-Online publishes its stand-alone results in accordance with IFRS, there may be differences between the presentation of T-Online International AG and the presentation of the T-Online division in those items where IFRS differs from HGB accounting principles.

       Transition to the cost-of-sales method

We present our consolidated statements of income using the cost-of-sales method, which is more commonly used internationally. Besides allocating operational expenses to functional areas, this also involves including other taxes in operating results, or results from ordinary business activities.

           Segment information by division for the first three months of 2004 and 2003

The following tables give an overall summary of our segments for the first three months of 2004 and 2003, including the reconciliation line, which mainly contains consolidation entries.

For the three months ended March 31, 2004	Net revenue	Inter-segment revenue	Total revenue	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before income taxes
	(millions of €)
T-Com	6,053	922	6,975	(1,184)	(25)	(138)	1,251
T-Systems	1,722	753	2,475	(340)	(1)	(1)	(42)
T-Mobile	5,678	266	5,944	(1,234)	(266)	1	156
T-Online	453	40	493	(109)	27	0	37
Group Headquarters & Shared Services	80	1,010	1,090	(212)	(770)	2	(1,156)
Reconciliation	0	(2,991)	(2,991)	63	62	(1)	100
Group	13,986	—	13,986	(3,016)	(973)	(137)	346

For the three months ended March 31, 2003	Net revenue	Inter-segment revenue	Total revenue	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before income taxes
	(millions of €)
T-Com	6,441	1,049	7,490	(1,318)	(130)	(2)	1,418
T-Systems	1,715	845	2,560	(367)	(18)	0	(18)
T-Mobile	5,006	304	5,310	(1,264)	(304)	2	(77)
T-Online	394	51	445	(102)	31	(2)	2
Group Headquarters & Shared Services	62	1,031	1,093	(286)	(647)	(32)	(826)
Reconciliation	0	(3,280)	(3,280)	68	11	(1)	(5)
Group	13,618	0	13,618	(3,269)	(1,057)	(35)	494

           T-Com

T-Com is primarily responsible for our fixed-line network business. Internationally, T-Com includes the results of Hrvatski Telecom in Croatia, Matáv in Hungary (including Maktel in Macedonia) and Slovak Telecom in Slovakia. In Germany, T-Com's business consists mainly of the provision and maintenance of the network infrastructure and the support of residential customers, small and medium-sized business enterprises and carriers. This range of services is complemented by special additional services, such as public telephones, directory inquiries, call centers, and toll-free and shared-cost numbers.

	As of March 31, 2004	As of December 31, 2003	% Change (Q1 '04/FYE'03)	As of March 31, 2003	% Change (Q1 '04/Q1'03)
	millions (1)	millions (1)		millions (1)
Broadband lines (2)	4.5	4.1	9.8	3.3	36.4
Germany (T-DSL)	4.4	4.0	10.0	3.2	37.5
Central and Eastern Europe (DSL)	0.14	0.11	27.3	0.05	180.0
Narrowband lines (incl. ISDN channels)	55.5	55.5	0.0	56.1	(1.1)
Germany (3)	48.7	48.7	0.0	49.2	(1.0)
Standard analog lines	26.9	27.2	(1.1)	28.2	(4.6)
ISDN channels	21.8	21.5	1.4	21.0	3.8
Central and Eastern Europe	6.8	6.8	0.0	6.8	0.0
Matáv (4)	3.5	3.5	0.0	3.5	0.0
Slovak Telecom	1.4	1.4	0.0	1.5	(6.7)
Hrvatski Telecom	1.9	1.9	0.0	1.8	5.6
Mobile communications subscribers	7.4	7.2	2.8	6.4	15.6
Westel	3.8	3.8	0.0	3.4	11.8
HT Mobilne komunikacije	1.4	1.3	7.7	1.3	7.7
EuroTel (5)	1.7	1.6	6.3	1.3	30.8
Mobimak (6)	0.6	0.5	20.0	0.4	50.0

n.m. – not meaningful
(1)	Rounded figures calculated on the basis of millions. The total was calculated on the basis of precise figures.
(2)	Lines in operation.
(3)	Telephone channels, including telephone lines used within the Group.
(4)	Subscriber-line figures include Matáv's subsidiary Maktel in 2003. The figures for the previous year have been adjusted for comparative purposes.
(4)	Eurotel is consolidated at equity through Slovak Telekom.
(5)	Mobimak subscribers are shown for the first time. Mobimak is consolidated through Maktel.

The trend relating to the migration of customers to more advanced lines, particularly ISDN lines, and the increase of broadband lines continued in the first quarter of 2004. The broadband market continued to be the main growth driver for T-Com in the first quarter of 2004. Having added 424,000 lines since the end of 2003, T-Com increased the total number of DSL lines in operation to 4.5 million, which is 36 % more than at the end of the first quarter of 2003. The number of DSL lines in operation in Germany increased by 397,000 to approximately 4.4 million in the first quarter of 2004. The number of narrowband lines measured in channels was virtually unchanged from year-end 2003. In Germany, the trend towards more advanced lines continued as the number of ISDN channels in Germany continued to grow with an increase of 301,000 in the first quarter of 2004, offsetting the decline in analog lines quarter-on-quarter.

When comparing the number of call minutes in Germany year-on-year, it should be remembered that neither call-by-call nor carrier pre-selection in the local network were in operation in the first quarter of 2003. Compared with the fourth quarter of 2003, the rate of decline in the volume of domestic call minutes has begun to slow. T-Com's market share loss in the local network was more than 20 % at the end of the first quarter of 2004. In addition, T-Com experienced competition-induced market share losses in other tariff zones as well. In response to intensifying competition, T-Com launched a number of attractive new calling and rate option plans. In addition to the "AktivPlus xxl" and "AktivPlus basis calltime 120" rate options introduced in October 2003, the AktivPlus international rates have been reduced by up to 87 % since December 1, 2003. As part of the regulatory approval for the rate decrease, the currently applicable country list for AktivPlus was expanded to include twelve new destination countries.

A priority for us in 2004 is the successful execution of the measures jointly planned by T-Com and T-Online as part of the "broadband initiative." T-Com's contribution to this initiative includes offering three different line speeds, easy to understand calling plans, introduction of new products commencing in April 2004, including, DSL lines as a wholesale product for our competitors, and filing an application with the German telecommunications regulator requesting substantially lower monthly charges for line sharing. In addition to network access products, T-Com continues to expand its portfolio of broadband services tailored to the needs of business customers

Further, Wireless-LAN technology represents an excellent opportunity for T-Com to increase the penetration of T-DSL lines. T-Com is also setting up HotSpots at attractive locations, providing wireless Internet access. The availability of Wireless-LAN at public places like restaurants and hotel lounges will further promote mobile Internet access and offer T-DSL customers, in particular, an extremely attractive additional service. About 2,500 HotSpot contracts had been signed by the end of the first quarter of 2004 and, from May onwards, customers will be able to use the service at approximately 1,000 hot spots marked "HotSpot T-Com T-Mobile".

The number of narrowband channels in operation in Central and Eastern Europe remained stable at the prior-year level. The number of broadband lines increased by approximately 200%, year-on-year, at Matáv, Hrvatski Telecom and Slovak Telecom. Furthermore, the number of broadband lines increased by more than 24 % quarter-on-quarter. Despite growing competition, the numbers of subscribers for these companies' mobile communications operators rose over the previous quarter.

	For the three months ended March 31,			For the twelve months ended December 31, 2003
	2004	2003	% Change
	(millions of €, except as indicated)
Total revenue	6,975	7,490	(6.9)	29,206
Germany	6,059	6,550	(7.5)	25,351
Central and Eastern Europe	916	940	(2.6)	3,855
Results from ordinary business activities	1,251	1,418	(11.8)	4,247
Financial income (expense), net	(163)	(132)	(23.5)	(727)
Depreciation and amortization	(1,184)	(1,318)	10.2	(5,169)
Other taxes	(7)	(10)	30.0	(21)
Number of employees(1)	125,700	145,465	(13.6)	139,548

n.m. – not meaningful
(1)	Average number of employees during the period.

With total revenue of EUR 6,975 million in the first quarter of 2004, T-Com is again the largest contributor to revenue in the Deutsche Telekom Group.

Within Germany, the comparison of revenue between the first quarter of 2004 and the first quarter of 2003 was largely affected by the deconsolidation of the cable companies in 2003, the introduction of call-by-call in the local network in April 2003 and carrier pre-selection in the local network in July 2003. In the access business, revenue increased year-on-year, mainly as a result of the change in rates for analog lines as part of the price-cap measures taken at September 1, 2003, and the continued strong growth of T-DSL and T-ISDN lines. While access revenues rose, call revenues fell as a result of competitive influences and loss of market share. The losses of market share resulted from the opening up of the market for call-by-call and pre-selection in the local network. The average reduction of 9.5% in interconnection charges in December 2003 and the continued trend of direct interconnection between other carriers also had an adverse impact on revenue. Other factors contributing to the revenue decrease were price reductions for online upstream services, the continued weak economy, and more intense competition in the terminal equipment business.

Total revenue generated in Central and Eastern Europe in the first quarter of 2004 was 2.6 % lower than in the prior-year quarter, mainly as a result of unfavorable currency effects at Matáv and Hrvatski Telecom. In local currency, Matáv s revenue for the first quarter of 2004 increased year-on-year, mainly driven by the mobile communications and broadband business. Regulations to implement the new telecommunications act adopted at the end of 2003 are now being issued, including new regulations to lower the interconnection rates for the origination and termination of fixed-line traffic in the Matáv network as well as the monthly charges for the unbundled local loop. Accordingly, these regulatory actions will have a negative affect on Matáv's revenues in the future. The main factor driving the 4.6% revenue increase, in local currency , at Hrvatski Telecom was the strong increase in the number of mobile subscribers. Revenue from traditional fixed-network business remained stable at the level of the first quarter of 2003.

The efficiency enhancement measures, some of which were introduced last year, as well as the non-recurrence of variable revenue-related costs, and a decrease in depreciation and amortization charges offset the impact of the revenue decline on the results from ordinary business activities. Additionally, results from ordinary business activities in the first quarter of 2004 includes accruals for loss contingencies of EUR 148 million relating to the Toll Collect project. These accruals are reflected in the net financial expense.

The increase in operating results can be attributed primarily to lower cost of sales and selling costs, as well as a decrease in the net interest expense due to the reduced level of debt. Expenses for severance packages and bridging allowances had a negative impact of EUR 36 million in the first quarter of 2004. By contrast, the first quarter of 2003 included a gain totaling EUR 204 million primarily relating to the sale of the cable companies. T-Com contributed EUR 2.3 billion to net cash provided by operating activities in the Group.

The average number of employees fell by 13.6 % compared with the prior-year period. Reductions were achieved primarily through the sale of companies, employee severance packages, part-time work for older employees, transfers to Vivento, as well as natural attrition and departures. As a result, the personnel costs were also reduced considerably, leading to a significant decrease in T-Com's overall costs. The average number of employees fell by approximately 19,800 compared with the first quarter of 2003. Of this amount, approximately 16,900 relates to staff in Germany and approximately 2,800 relates to Central and Eastern Europe. The severance program offered last year was renewed for the period April 1, 2004 to August 31, 2004. However, under certain circumstances, T-Com may be responsible for some compensation obligations relating to former employees.

Capital expenditures in the first quarter of 2004 increased 21.1 % year-on-year. In Germany, T-Com increased capital expenditures in upgrading the transmission platforms, the access network, and especially in T-DSL. Since the investment volume in the first quarter of 2003 was extremely low as a result of weather conditions, the increase in the first three months of the current year does not necessarily represent a significant increase in T-Com's investment volume for the full year. It should also be noted in this regard that the increased capacity utilization rates for T-ISDN and T-DSL in the prior-year quarter had the effect of lowering capital expenditures. Slovak Telecom also increased its capital spending on next-generation network technology. Hrvatski Telecom reported lower capital expenditures. In total, capital expenditures in Central and Eastern Europe increased by 4.5 % year-on-year.

           T-Mobile

T-Mobile International Holding GmbH currently provides mobile communications services through its majority shareholdings in Germany, the United Kingdom, the United States, Austria, the Netherlands and the Czech Republic. In addition, T-Mobile International holds minority shareholdings in Poland and Russia.

	As of March 31, 2004	As of December 31, 2003	% Change (Q1 '04/FYE'03)	As of March 31, 2003	% Change (Q1 '04/Q1'03)
	(millions, except percentages)
Mobile communications subscribers (1)
Total	63.4	61.1	3.8	55.1	15.1
of which: T-Mobile Deutschland	26.7	26.3	1.5	24.9	7.2
of which: T-Mobile USA	14.3	13.1	9.2	10.8	32.4
of which: T-Mobile UK (2)	14.3	13.6	5.1	12.2	17.2
of which: T-Mobile Austria	2.0	2.0	0.0	2.0	0.0
of which: T-Mobile CZ	4.0	3.9	2.6	3.6	11.1
of which: T-Mobile Netherlands	2.1	2.0	5.0	1.6	31.3

(1)	Percentages calculated on the basis of figures shown.
(2)	Includes subscribers of Virgin Mobile who use our T-Mobile UK network.

T-Mobile's strong customer growth continued in the first quarter of 2004 with a year-on-year increase of more than 8.3 million or 15%. While customer growth in Europe stood at almost 11%, T-Mobile USA increased its subscriber base by around a third compared with the prior-year period. The T-Mobile division gained 2.4 million new customers in the first quarter of 2004 alone. The proportion of fixed-term contract subscribers rose substantially year-on-year from 47 % to 49%.

       ARPU Reconciliation (1)

Average Revenue per User (ARPU). We use ARPU to measure the average monthly services revenues on a per subscriber basis. We believe that ARPU provides management with useful information concerning the financial performance of our product and service offerings and our ability to attract and retain high-value customers. We calculate ARPU as services revenues generated by subscribers (revenues for originating and terminating voice calls and data revenues), including our subscribers' roaming revenues and monthly subscription fees, divided by our average subscribers for the period. The revenues we use in the calculation of ARPU exclude revenues from equipment sales and customer activations because they do not represent ongoing subscriber revenue streams and revenues from visitor roaming, virtual network operators and other revenues because they are not generated directly by our subscribers. Non-GAAP financial measures are not prepared in accordance with German GAAP or U.S. GAAP and are not uniformly defined and utilized by all companies in our industry group. Accordingly, such measures may not be comparable with similarly titled measures and disclosures by other companies. Non-GAAP financial measures should not be viewed in isolation or as an alternative to other figures reported under German GAAP or U.S. GAAP.

For the three months ended March 31, 2004	T-Mobile Deutschland	T-Mobile USA (2)	T-Mobile UK	T-Mobile Austria	T-Mobile CZ	T-Mobile Netherlands
	(millions of €, except where indicated)
Total revenue (4)	2,121	2,070	1,133	236	186	250
less Terminal equipment	223	280	120	15	6	20
less Other (5)	89	138	79	43	16	19
Service revenue relevant to ARPU (CoS)	1,809	1,652	934	178	164	211
Average subscribers (in millions)	26.5	13.7	10.2	2.0	4.0	2.0
ARPU/month (in ) (1) (6)	23	40	31	29	14	35

For the three months ended March 31, 2004	T-Mobile Deutschland	T-Mobile USA (2)	T-Mobile UK	T-Mobile Austria	T-Mobile CZ	T-Mobile Netherlands
	(millions of €, except where indicated)
Total revenue (4)	1,995	1,682	1,036	273	180	182
less Terminal equipment	184	203	97	14	6	203
less Other (5)	73	112	100	76	16	14
Service revenue relevant to ARPU (CoS)	1,738	1,367	839	183	158	157
Average subscribers (in millions)	24.7	10.4	9.8	2.0	3.5	1.5
ARPU/month (in €) (6)	23	44	28	30	15	34

(1)	ARPU is a non-GAAP financial measure because it is calculated using subscriber service revenue. The closest GAAP measure is total revenue. Although management uses ARPU calculated using subscriber service revenue in the operation of our mobile business, for comparative purposes, monthly ARPU for the three months ended March 31, 2004 is calculated using total revenue is as follows: T-Mobile Deutschland: EUR 27; T-Mobile USA: EUR 50; T-Mobile UK: EUR 39; T-Mobile Austria: EUR 39; T-Mobile CZ: EUR 14; and T-Mobile Netherlands: EUR42.
(2)	Includes T-Mobile USA, Inc.
(3)	Excluding subscribers from our 50/50 joint venture with Virgin Mobile.
(4)	These amounts relate to the companies' respective single-entity financial statements without reflecting consolidation adjustments or eliminations at the segment level.
(5)	Activation fees, virtual network operator (VNO) revenues, visitor revenues and other operating revenues.
(6)	Differences in the figures may be a result of rounding.

T-Mobile Deutschland gained 348,000 new customers in the first quarter, more than half of which were fixed-term contract subscribers. At 1.4 % per month, the churn rate was slightly lower quarter-on-quarter (fourth quarter of 2003: 1.5%). At EUR 23, monthly ARPU was on a par with the first quarter of 2003, but was EUR 1 lower than the fourth quarter of 2003.

With almost 1.2 million new customers, T-Mobile USA exceeded the growth in subscriber numbers recorded in the fourth quarter of 2003, achieving second place in terms of customer growth among the six national mobile carriers in the United States in the first quarter of 2004. At the end of the first quarter of 2004, approximately 14.3 million customers used the services provided by T-Mobile USA. The increase in customers in the first quarter was almost exclusively attributable to fixed-term contract subscribers. At EUR 40, monthly ARPUwas down on the previous quarter (EUR 42) due to exchange rate fluctuations. Measured in local currency, monthly ARPUremained stable at USD 50. Since the beginning of 2004, T-Mobile USA has been reporting as revenue the fees it passes on to customers that it is required to pay to the Federal Universal Service Fund to support mobile communications in rural areas (universal service fee (USF)). T-Mobile USA has always recovered USF assessments through a separate charge to customers, but prior to the first quarter of 2004, the recovery was reported as a pass-through charge similar to sales tax. Additionally, during the first quarter of 2004, T-Mobile USA began billing its post-pay customers $0.86 per month to recover the costs of other government mandated programs such as local number portability, E911 and other regulatory mandates and programs. These charges are also shown under revenue per userand costs. Together, these fees led to an increase in monthly ARPU of approximately USD 1.50 in the first quarter of 2004. ARPU for the quarter, excluding billings for USF and regulatory cost recovery, would have been down slightly from the fourth quarter of 2003. This reflects a seasonal decline in airtime, offset in part by higher data revenues. Revenues from non-voice, or data services such as SMS, MMS, and GPRS, were 4.5% of post-pay revenues in the first quarter, up from 3.5% in the fourth quarter of 2003.

Postpay churn was 2.6% in the first quarter of 2004, down from 2.7% in the fourth quarter of 2003, and up from 2.3% in the first quarter of 2003. Blended churn, a mix of post-pay and prepaid customers, was 3.0% in the first quarter of 2004, down from 3.2% in the fourth quarter of 2003, and the same as reported for the first quarter of 2003. As expected, post-pay churn in the first quarter continues to reflect the relatively high number of customers reaching their one-year contract expiration, the result of high growth in the first quarter last year. Wireless Local Number Portability ("WLNP") monthly volumes have remained relatively flat in the first quarter of 2004, and T-Mobile USA continues to be a net beneficiary from number porting activity.

T-Mobile UK also substantially increased its total number of subscribers, with over 700,000 new customers, and its churn rate was an extremely low 1.2 % per month. At EUR 31, ARPUwas at the same level as the previous quarter. Measured in local currency, monthly ARPUwas GBP 21, lower than in the fourth quarter of 2003 (GBP 22), but significantly higher than in the first quarter of 2003 (GBP 19).

With subscriber numbers remaining stable but the churn rate increasing slightly, T-Mobile Austria's monthly ARPU was EUR 29, a decrease of EUR 2 quarter-on-quarter due primarily to seasonal factors.

T-Mobile CZ acquired 48,000 new customers. Its churn rate rose slightly to 1.1%, and monthly ARPUfell by EUR 2 on the previous quarter to EUR 14 due primarily to seasonal factors. T-Mobile CZ also recorded a decline measured in local currency.

Over two thirds of the 123,000 new customers gained by T-Mobile Netherlands were fixed-term contract subscribers. Its churn rate increased quarter-on-quarter from 2.0 % to 2.3%. Monthly ARPUfell by EUR 2 on the previous quarter to EUR 35 due primarily to seasonal factors.

	For the three months ended March 31,			For the twelve months ended December 31, 2003
	2004	2003	% Change
	(millions of €, except percentages)
Total revenue (1)	5,944	5,310	11.9	22,778
T-Mobile Deutschland	2,121	1,995	6.3	8,479
T-Mobile USA	2,070	1,682	23.1	7,416
T-Mobile UK	1,133	1,036	9.4	4,303
T-Mobile Austria	236	273	(13.6)	1,098
T-Mobile CZ	186	180	3.3	768
T-Mobile Netherlands	250	182	37.4	861
Results from ordinary business activities	156	(77)	n.m.	831
Financial income (expense), net	(265)	(302)	12.3	(895)
Depreciation and amortization	(1,234)	(1,264)	2.4	(5,196)
Other taxes	(22)	(25)	12.0	(94)
Investments in property, plant and equipment and intangible assets	(452)	(434)	(4.1)	(3,012)
Number of employees (2)	43,152	41,626	3.7	41,767

n.m. – not meaningful
The T-Mobile division combines all the activities of T-Mobile International Holding GmbH, including T-Mobile Deutschland GmbH, T-Mobile (UK) Ltd., T-Mobile USA, Inc., Powertel, Inc., T-Mobile Czech Republic a.s., T-Mobile Austria GmbH, T-Mobile Netherlands B.V., as well as minority shareholdings in OJSC Mobile TeleSystems, Russia (MTS) and Polska Telefonia Cyfrowa, Poland (PTC).
(1)	Total revenues include inter-segment revenues. These amounts relate to the companies' respective single-entity financial statements without reflecting consolidation adjustments or eliminations at the segment level.
(2)	Average number for the period.

In the first quarter of 2004, almost all T-Mobile companies recorded year-on-year total revenue growth. The total revenue growth rate of just under 12 % remained unchanged from the level of the first three months of 2003. The continued increase in the number of subscribers was the key factor in the total revenue growth. The highest increase in total revenue was recorded by T-Mobile USA at EUR 388 million, due primarily to strong customer growth. However, the development of T-Mobile's revenue was negatively impacted by the appreciation of the euro, particularly against the U.S. dollar and the British pound sterling, since the first quarter of the previous year. T-Mobile Austria's total revenue was higher last year as it included revenue generated by the retail company Niedermeyer, which was sold effective at the beginning of January 2004. Niedermeyer accounted for EUR 153 million for the 2003 fiscal year and EUR 35 million in the first quarter of 2003.

T-Mobile's results from ordinary business activities in the first quarter of 2004 amounted to EUR 156 million, an increase over the first quarter of 2003. This growth was driven by a below-average increase in cost of sales, as well as economies of scale and efficiency effects.

The number of employees increased, primarily in the United States, as a result of continued business growth. However, personnel costs in the T-Mobile group increased at a much slower rate than revenue.

           T-Systems

T-Systems provides information technology (IT) and telecommunications services in over 20 countries, but primarily in Germany and Europe. T-Systems provides its customers with a full range of services – from planning and implementation to operation – including network and systems infrastructure, communications and network services, comprehensive IT services and e-business solutions.

	As of March 31, 2004(1)	As of March 31, 2003 (1)	% Change	As of December 31, 20031)
Systems integration
Hours billed (millions)	2.9	2.9	(1.7)	11.2
Utilization rate (%) (2)	73.5	72.3		74.0
Computing services
Capacity of processors (MIPS) (3)	116,956	95,406	22.6	113,723
Number of servers managed and serviced	31,365	27,805	12.8	28,399
Mainframe utilization (%)	95.0	95.0		95.0
Desktop services
Number of workstations managed and serviced (millions)	1.2	1.4	(11.8)	1.2
Proportion of support activities, Germany (%)	59.8	61.1		60.6
Proportion of retail, Germany (%)	40.2	38.9		39.4

(1)	Calculated and rounded on the basis of the figures shown.
(2)	Ratio of average number of hours billed to maximum possible hours billed per period.
(3)	Million instructions per second.

In the first quarter of 2004, our T-Systems division continued its program to increase efficiency and create a stronger business focus. It optimized costs through consolidation of its computing centers and the streamlining of its centralized functions, reduction of excess staff and improved procurement processes. Overall, business volume decreased in the first quarter of 2004, as compared with previous quarters as the general economic environment remained difficult. The Systems Integration (SI) segment remains exposed to substantial competitive and cost pressure. As expected, Computing Services has benefited from new project orders that it won during 2003. The available computing capacity increased by almost 23 % quarter-on-quarter, and the number of servers managed and serviced also experienced growth of almost 13%. Utilization of mainframe computers remained stable. The small %age decrease in the proportion of support activities in Germany was due to a slight increase in hardware business in the first quarter, which is also reflected in the growth in the proportion of retail services in Germany. The volume of support activities was stable in absolute terms.

	For the three months ended March 31,			For the twelve months ended December 31,
	2004	2003	% Change	2003
	(millions of €, except as indicated)
Total revenue	2,475	2,560	(3.3)	10,614
Results from ordinary business activities	(42)	(18)	n.m.	(138)
Financial income (expense), net	(2)	(18)	88.9	(43)
Depreciation and amortization	(340)	(367)	7.4	(1,499)
Other taxes	(1)	(1)	0.0	(8)
Number of employees (1)	40,352	43,327	(6.9)	42,108

n.m. – not meaningful
(1)	Average number of employees during the period.

T-Systems' total revenue in the first quarter of 2004 decreased slightly year-on-year. In addition to deconsolidation effects from the sale of TELECASH GmbH, T-Systems SIRIS S.A.S., T-Systems MultiLink SA, and T-Systems Card Services AG, which affected the Telecommunications unit in particular, the continued difficult market environment in the International Carrier Sales and Solutions business adversely affected total revenue.

The IT unit recorded revenue growth last year as a result of major projects won in 2003, which are now in the first phase of implementation, and thus accounted for a portion of the increase in revenue for the first quarter of 2004. Quarter-on-quarter, revenue generated from the Systems Integration (SI) business decreased by 3.9% while revenues from Computing Services grew almost 4 % and revenue from the Desktop Services business increased slightly by 0.6%.

Revenues in the Telecommunications segment fell slightly in the first quarter of 2004, due primarily to the sale of TELECASH GmbH, T-Systems SIRIS S.A.S., T-Systems MultiLink SA, and T-Systems Card Services AG in 2003. Accordingly, business development in the first quarter of 2004 was impacted by this deconsolidation effect.

Results from ordinary business activities in the first quarter of 2004 were lower than in the first quarter of 2003, due primarily to the deconsolidation effects from the disposals in 2003 of TELECASH GmbH, T-Systems SIRIS S.A.S., T-Systems MultiLink SA, and T-Systems Card Services AG. There were no revenues from these entities recorded in the first quarter of 2004.

           T-Online

Through T-Online International AG, our T-Online division operates a combined business model comprising Internet access and non-access activities. It is one of the largest Internet access providers in Germany. Through its subsidiaries and associated companies, it is also present in France, Spain, Portugal, Austria and Switzerland.

	As of March 31, 2004	As of March 31, 2003	% Change (1)	As of December 31, 2003	% Change (1)
	(millions, except percentages)
Customers with a billing relationship	13.43	12.47	7.7	13.13	2.3
T-Online (Germany)	11.07	10.16	9.0	10.79	2.6
of which: with narrowband rates	5.38	5.67	(5.1)	5.56	(3.2)
PAYG (2) (usage < 30 days)	0.82	0.80	2.5	0.81	1.2
PAYG (2) (usage > 30 days)	2.42	1.80	34.4	2.25	7.6
of which: with DSL rates	2.44	1.89	29.1	2.16	13.0

Rest of Europe	2.36	2.31	2.2	2.35	0.4
of which: with narrowband rates	0.28	0.32	(12.5)	0.29	(3.4)
PAYGb (usage < 30 days)	0.16	0.19	(15.8)	0.17	(5.9)
PAYGb (usage > 30 days)	1.62	1.62	0.0	1.62	0.0
Of which: with DSL rates	0.29	0.19	52.6	0.29	11.5

(1)	Percentages calculated on the basis of figures shown.
(2)	PAYG: Pay as you go.

At March 31, 2004, 13.4 million subscribers had Internet access through T-Online. This amounts to approximately 1.0 million more customers year-on-year, and 0.3 million more than at December 31, 2003. The wide range of innovative broadband content offerings in conjunction with increased access is the key growth driver at T-Online International AG.

The number of subscribers using a DSL rate plan increased by 31.3 % from 2.1 million in the first quarter of 2003 to 2.7 million in the first quarter of 2004. In comparison with the end of the preceding quarter, the number of DSL-rate subscribers grew from 2.4 million to 2.7 million.

T-Online International AG further increased its customer base in the "Germany" segment. As of March 31, 2004, approximately 11.1 million customers used T-Online as their Internet service provider. The number of subscribers to a DSL rate plan increased by over 550,000, or approximately 30 % year-on-year, and by over 280,000, as compared with the end of the previous quarter. The growth in T-DSL tariff subscribers of approximately 13 % in the "Germany" segment was due, in part, to the new customers that delayed their decision to subscribe until the first quarter of 2004, to benefit from one of the promotional T-Online DSL tariff plans with no basic charges for two months.

The "Rest of Europe" segment recorded a 52.6% year-on-year increase in the number of DSL-rate customers. The number of subscribers to DSL rates increased by 30,000, or 11.5%, compared with the end of the previous quarter.

In February 2004, T-Online completed the acquisition of 100 % of the shares in Scout24 AG. The purchase price relating to this acquisition was approximately EUR 180 million in cash and includes the assumption of a shareholder loan. The Scout24 marketplaces are aimed at users in Germany, Switzerland, and other European countries.

	For the three months ended March 31,			For the twelve months ended December 31,
	2004	2003	% Change	2003
	(millions, except as indicated)
Total revenue	493	445	10.8	1,851
Germany	440	405	8.6	1,682
Rest of Europe	53	40	32.5	169
Results from ordinary business activities	37	2	n.m.	104
Financial income (expense), net	27	29	(6.9)	200
Depreciation and amortization	(109)	(102)	(6.9)	(430)
Other taxes	0	0	0	(1)
Number of employees (1)	2,918	2,633	10.8	2,637

Amounts presented in accordance with German GAAP, as applied throughout the Group, which differ from those published in the reports of T-Online International AG in accordance with IFRS.

n.m. - not meaningful
(1)	Average number of employees during the period.

In the first quarter of 2004, total revenue increased by approximately EUR 48 million year-on-year, from EUR 445 million to EUR 493 million, representing an increase of 10.8%. This increase was attributable primarily to increased number of broadband subscribers and usage fees, resulting in increases in the average revenue earned from subscribers.

T-Online's results from ordinary business activities increased to EUR 37 million in the first quarter of 2004 from EUR 2 million in the first quarter of 2003. This positive business development is due to the continued improvement in gross margin from increased broadband product offerings in the areas of e-commerce, paid content, and services, in addition to the effective utilization of purchased network capacity and the achievement of more efficient deployment of corporate resources through optimization of operating processes. Results were adversely affected by lower net financial income due to changes in capital market rates, and increases in depreciation and amortization of EUR 7 million, mainly due to the first-time consolidation of the Scout24 group.

           Group Headquarters and Shared Services

Group Headquarters and Shared Services includes many of the central departments (e.g., treasury, legal and accounting), mainly focusing on strategic and cross-divisional management functions, and shared services, to which all those operating activities have been allocated that are not directly related to the core businesses of the divisions. These activities include, among others, Vivento (our personnel services agency), Billing Services, Real Estate, and DeTeFleetServices GmbH.

DeTeFleetServices GmbH is a full-service provider for fleet management and mobility services for the companies of the Deutsche Telekom Group. Billing Services develops billing and receivables management solutions for the group companies that offer commercial services to the market. After creating a nationwide organizational structure and commencing its job placement activities last year, Vivento has made a vitally important contribution to the efficient management of staff reduction at Deutsche Telekom while avoiding compulsory redundancies. As the number of employees so far assigned to new positions both inside and outside the Group by way of personalized job placement activities is not sufficient and in view of the difficult state of the labor market at the present time, Vivento is focusing on creating new opportunities in 2004. It plans to create employment opportunities by setting up and running new business lines of its own and by engaging in projects with cooperation partners. The first such business line was established in the first quarter 2004 with the founding of the call center unit, which will provide call center services both for group companies (presently T-Com) and third parties. The establishment of an installation services company, which will assist in network infrastructure projects throughout Germany, both for group and non-group companies, is intended to create additional jobs this year.

Approximately 5,700 employees were transferred to Vivento in the first quarter of 2004. At March 31, 2004, a total of about 24,900 employees had been transferred to Vivento since inception. Approximately 1,700 employees have left Vivento since January 1, 2004 and about 5,400 employees since it was first founded. Vivento had about 20,100 employees at the end of the first quarter of 2004, including approximately 600 permanent staff, 16,400 transferred employees and about 3,200 employees in the newly created call center unit. This figure also includes the staff of the call center business transferred to it from T-Com. Of the employees transferred to Vivento, about 4,500 were in temporary positions within the Group as of March 31, 2004, and approximately 700 have been placed outside the Group.

On March 23, 2004, we reached a new collective bargaining agreement with the trade union ver.di. This agreement includes among other things, a reduction in the weekly working time for the employees of Deutsche Telekom AG in the divisions T-Com and Group Headquarters and Shared Services from 38 hours to 34 hours, with a partial reduction in wages beginning in March 2004. As of January 1, 2005, a 2.7% increase in compensation will take effect. Further, we committed to avoid layoffs until the end of 2008. The new compensation agreement will be effective until March 31, 2006. In addition, we also agreed to reduce the compensation level for inactive employees within Vivento from 100% to 85% starting July 1, 2004. There will be no layoffs for employees within Vivento until 2008. As part of the employment alliance, we reached an agreement with the trade unions on the implementation of a severance program, which is open to employees of T-Com and Group Headquarters and Shared Services until August 31, 2004.

Commencing in 2004, divisions transferring employees to Vivento, except certain units of T-Com, will be required to make certain one-time payments to Vivento relating to such transferred employees. The costs associated with future salaries of employees transferred to Vivento will be reflected in the results of our "Group Headquarters and Shared Services" segment.

In line with our monetization strategy, we sold off further properties in the first quarter of 2004. These real estate sales generated cash inflows of EUR0.1 billion. The cash inflows partly relate to sale contracts that had already been entered into in earlier years.

	For the three months ended March 31,			For the twelve months ended December 31,
	2004	2003	% Change	2003
	(millions, except as indicated)
Total revenue	1,090	1,093	(0.3)	4,268
Results from ordinary business activities	(1,156)	(826)	(40.0)	(4,071)
Financial income (expense), net	(768)	(679)	(13.1)	(2,877)
Depreciation and amortization	(212)	(286)	25.9	(881)
Other taxes	(13)	(13)	n.m.	(37)
Number of employees (1)	36,239	21,643	67.4	25,203
Of which: at Vivento	19,500	4,900	n.m.	15,500

n.m. – not meaningful
(1)	Average number of employees during the period.

At EUR 1,090 million, the total revenue of Group Headquarters and Shared Services in the first three months of 2004 was nearly unchanged from the first three months of 2003. The decrease in revenue from the Billing Services segment was largely offset by higher revenues from Vivento's new call center business

Results from ordinary business activities in the first quarter of 2004 decreased year-on-year. This decline was partly a result of the increase in net interest expense, which can be attributed, in turn, to the repayment of intragroup loans and the associated reduction in intragroup interest income. These trends were offset by the lower volume of depreciation and amortization charges resulting mainly from reduced real estate assets. Additionally, there was a significant increase in expenditures relating to Vivento due to the substantial growth of its workforce. The total workforce of Vivento, excluding permanent staff, had grown from 4,900 at the end of the first quarter of 2003 to 19,500 at the end of the first quarter of 2004. This figure also includes the employees of the newly formed call center unit. Prior-year revenue had been positively affected by income from the sale of investments and the payments by T-Com relating to the employees that were transferred to Vivento. Such revenues did not recur in the first quarter of 2004, which was also negatively affected by an accrual for the newly instituted severance program.

LIQUIDITY AND CAPITAL RESOURCES

The following table provides information regarding our cash flows.

	For the three months ended March 31,
	2004	2003
	(millions of €)
Net cash provided by operating activities	4,250	3,117
Net cash (used for) provided by investing activities	(1,337)	357
Net cash (used for) provided by financing activities	(2,606)	586
Effect of foreign exchange rate changes on cash and cash equivalents	16	(15)
Net increase (decrease) in cash and cash equivalents (1)	323	4,045
Cash and cash equivalents, at beginning of period	8,686	1,712
Cash and cash equivalents, at end of period	9,009	5,757

(1)	Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

Liquidity

Net Cash Provided by Operating Activities

Net cash provided by operating activities in the first three months of 2004 amounted to EUR 4.3 billion. This represents an increase of EUR 1.1 billion, as compared with the first three months of 2004. This increase is due to approximately 1.3 billion in additional cash generated from operations, reduced by approximately 0.2 billion of additional interest payments. Cash generated from operations in the first quarter of 2004 includes a tax refund of EUR 0.4 billion, compared with a tax payment of EUR 0.2 billion in the first quarter of 2003.

Net Cash Used for/Provided by Investing Activities

During the three-month period ending March 31, 2004, our net cash used for investing activities amounted to EUR 1.3 billion, primarily as a result of cash outflows for investments aggregating EUR 1.7 billion and net cash outflows for short-term investments aggregating EUR 0.3 billion. These amounts were partially offset by cash inflows from dispositions of noncurrent assets aggregating EUR 0.1 billion. We generated EUR 0.4 billion of cash flows in the first three months of the prior year, mainly due to the proceeds received from the sale of our cable businesses in 2003.

Net Cash Used for/Provided by Financing Activities

Net cash used for financing activities was EUR 2.6 billion in the first three months of 2004, compared with EUR 0.6 billion provided by financing activities in the same period in the previous year. Net additions to medium-term and long-term borrowings decreased by EUR 3.4 billion in 2004, primarily due to the issuance of a convertible bond in 2003, offset in part by the repurchase of bonds issued by T-Mobile USA. The net repayments of short-term debt for the first three months of 2004 decreased by EUR 0.2 billion compared to the same period of 2003.

Capital Resources

The following table summarizes our indebtedness as of March 31, 2004 and December 31, 2003:

	As of March 31, 2004	As of December 31, 2003	Change	% Change
	(in millions of €, except as indicated)
Bonds and debentures	50,090	51,613	(1,523)	(3.0)
Liabilities to banks	3,272	3,798	(526)	(13.8)
Total Debt	53,362	55,411	(2,049)	(3.7)

The following table summarizes the development of liquid assets:

	As of March 31, 2004	As of December 31, 2003	Change	% Change
	(millions of €, except as indicated)
Total Liquid assets	9,190	9,127	63	0.7

Our debt position on March 31, 2004, decreased from the 2003 year-end level by EUR 2.0 billion to EUR 53.4 billion due to the principal repayments of bonds, medium term notes and other loans at maturity. The Federal Republic guarantees EUR 11.5 billion of our debt obligations. For 2004, we have set as a key objective the continued reduction of our debt position to support our credit standing, address investor concerns about our debt burden and enhance our long-range flexibility and growth.

In the first quarter of 2004, we decreased our debt and increased our liquid financial assets mainly through cash generated from operations.

Capital Requirements

Our funding sources during 2004 primarily consist of cash flow from operations, proceeds from the sale of interests in certain subsidiaries and affiliates, proceeds from the sale or other monetization of assets (including real estate) and through external borrowings. We cannot, however, offer assurances that we will be able to meet all our cash flow and deleveraging objectives. For further information concerning risks associated with our liquidity management, see "Item 3. Key Information—Risk Factors" contained in our Annual Report on Form 20-F for the year ended December 31, 2003.

Capital Expenditures and Investments

The following table provides information concerning capital expenditures and investments in subsidiaries, associated companies and related companies as well as proceeds from the sales of non-current assets and investments.

	For the three months ended March 31,
	2004	2003	Change	% Change
	(millions of €, except as indicated)
Capital expenditures	(1,350)	(1,113)	(237)	(21.3)
Investments	(352)	(160)	(192)	n.m
Proceeds from sales of non-current assets and investments	109	2,240	(2,131)	n.m.
Other	256	(610)	866	n.m.
Net cash (used for) provided by investing activities	(1,337)	357	(1,694)	n.m.

n.m. — not meaningful

OTHER INFORMATION

Toll collection system

As previously reported, in September 2002, Deutsche Telekom AG, DaimlerChrysler Services AG, and Compagnie Financiere et Industrielle des Autoroutes S.A. (Cofiroute) (individually, the "partners" and collectively, the "consortium") entered into an agreement dated September 2002 and last amended in November 2002 (the "operating agreement") with the Federal Republic of Germany (represented by the German Federal Ministry of Transport, Building and Housing) relating to a project to create and operate an innovative system for the collection of toll charges for the use by heavy vehicles of the German high-speed highway system. We refer to this project as the "Toll Collect project." The toll collection system is to be created and operated by the joint venture Toll Collect GmbH ("Toll Collect"). DaimlerChrysler Services and we each hold a 45% stake in Toll Collect, with the remaining 10% being held by Cofiroute. Our involvement with Toll Collect includes our equity interest in Toll Collect that is recognized in our consolidated financial statements using the equity method of accounting, and certain financial guarantees. Additionally, certain of our divisions may act as sub-contractors of services to Toll Collect. We believe our maximum exposure to loss as a result of our interest in Toll Collect could extend beyond the amounts we have invested because of other risks associated with the financial guarantees issued for Toll Collect.

Pursuant to the provisions of the operating agreement, we, together with our partners, have, on a joint and several basis, guaranteed that Toll Collect will duly perform its duties in line with the operating agreement for the period of one year after the agreed start of operations (which, pursuant to the Implementation Agreement described below, has been modified to extend to one year beyond phase 2 commencement).

In addition, the partners of Toll Collect, on a joint and several basis, undertook to fund Toll Collect in order to maintain a minimum equity ratio for Toll Collect (based on German GAAP) ("Equity Maintenance Undertaking") until the operating agreement expires. Toll Collect's total assets, financial liabilities and total liabilities at March 31, 2004, calculated on the basis of U.S. GAAP, were EUR 1.0 billion (EUR 1.3 billion under German GAAP), EUR 0.6 billion (EUR 0.6 billion under German GAAP) and EUR 1.1 billion (EUR 1.3 billion under German GAAP), respectively. We have provided a guarantee for bank loans to Toll Collect amounting to EUR 312 million as of March 31, 2004.

The start of operations initially was scheduled for August 31, 2003, but has been delayed. Commencing on December 2, 2003, the consortium, or Toll Collect GmbH (provided it joins as a party to the operating agreement) has become liable for contractual penalties of EUR 250,000 per day until the end of February 2004 and EUR 500,000 per day thereafter until the toll collection system is operational. Beside these penalties, we believe that further penalties or liability for fault are excluded in the operating agreement.

In case of a culpable violation of contractual duties during the operational phase, the Federal Republic of Germany would not be prevented from claiming damages from Toll Collect. If such penalties, revenue reductions, and other events eventually result in an equity ratio of Toll Collect below the ratio agreed upon in the Equity Maintenance Undertaking, the partners are obligated to fund operations to the extent needed to reach these equity levels.

Specific circumstances may entitle the parties to terminate the operating agreement. For termination to be effective, notice of termination must generally be given at least two months before the termination takes effect. This period may be used to rectify the reasons for termination. Termination of the operating agreement may have significant consequences for us as financial guarantor of certain obligations of Toll Collect. On February 17, 2004, the Federal Ministry of Transport sent us a letter advising that a notice of termination of the operating agreement was imminent. On February 25, 2004, we received such notice of termination of the operating agreement, dated February 19, 2004. On February 29, 2004, the consortium members reached an agreement with the Federal Republic to continue the Toll Collection project on the basic terms set forth below. On April 23, 2004, the members of the Consortium and the Federal Republic entered into an Implementation Agreement in which the parties agreed upon the implementation of the terms in the agreement of February 29, 2004 and in which the Federal Republic agreed not to exercise any rights of termination which it alleged to have resulting from the notice of termination. The Implementation Agreement also provides additional detail with respect to certain of the terms of the agreement of February 29,2004.

•	Toll collection will be introduced in two phases — the first to commence no later than January 1, 2005 (phase 1), and the second to commence no later than January 1, 2006 (phase 2). Phase 2 operation of the toll collection system will be as specified in the operating agreement. Phase 1 operation of the toll collection system will employ certain modified components, which allow for slightly less than full technical performance in accordance with original specifications. Due to this slight deficiency, the remuneration owed by the Federal Republic to Toll Collect in phase 1 will be 95% of the remuneration which will be payable in phase 2. The agreement provides that if the toll collection system is in stable operation, the one-year term of phase 1 may be extended by mutual agreement up to two years.

•	During phase 1, the consortium is required to make available a sufficient number of on-board units (OBUs) to meet demand, with no fewer than 500,000 OBUs available at the commencement of phase 1. OBUs are devices installed in vehicles in order to allow for the collection by satellite of highway travel data. The consortium is also required to ensure the availability of necessary OBU installation facilities in Germany and abroad.

•	During phase 1, the Federal Republic is guaranteed to receive net toll revenues (revenues less Toll Collect remuneration) in an amount equal to at least EUR 83.4 million per month, whether from toll revenues or from the agreed contractual liability for shortfall payments. The Federal Republic is to pay during phase 1 the full 95% of the remuneration provided for in the original operating agreement for what is now phase 2 if the net toll revenues received by the Federal Republic from the toll collection system in a given month do not fall short of the gross revenues by more than 20%. No remuneration will, however, become payable when and if any given month total revenues exceed the guaranteed EUR 83.4 million by no more than 20% of the toll collection system gross revenues.

•	Delays in the commencement of phase 1 operation of the toll collection system will result in monthly penalties of EUR 40 million increasing by EUR 5 million each month up to a maximum of EUR 80 million per month through the initial agreed phase 1 period of one year.

•	During phase 1, the project company or the consortium will be liable in case of a toll shortfall to guarantee net toll revenues in an amount up to EUR 1 billion per year, but no more than EUR 83.4 million per month. Contractual penalties due to reduced performance of certain minimum parameters set out for the toll collection system in the operating agreement, certain maluses relating to less than full performance of the toll collection system or recourse claims against the consortium or the project company in the case of third party liability of the Federal Republic will not be counted against the liability cap.

•	In the event of major deviations from the project plan that endanger the realization of the project, the consortium and the Federal Republic are obligated to reach a good faith agreement on mutually beneficial, appropriate and reasonable measures to minimize the disadvantages for either party. In the event that neither phase 1 testing operation nor the development of phase 2 technology has been successfully completed by June 1, 2005, the Federal Republic may take measures to initiate procurement of an alternative toll collection system without prior termination of the agreement, which action would then, however, not suspend Toll Collect's obligations to continue development of the phase 2 system, nor the Federal Republic's obligation to use the system after successful completion.

•	Following the end of the agreed phase 1 operational period, the provisions governing penalties for delay of operation and liabilities contained in the original agreement shall continue to apply (i.e., a maximum of EUR 500,000 per day for delay, and potential unlimited liability under general principles of German law in the operating stage of phase 2).

•	Phase 2, thus, contemplates full operation of the Toll Collect project in accordance with the specifications set forth in the original agreement, provided, however, that certain dates and deadlines, including with respect to grounds for termination, are to be modified to conform to the amended arrangement.

Additionally, the consortium and the Federal Republic have agreed to waive rights to mediation proceedings before arbitration with respect to any claims of the Federal Republic for damages and penalties. The Federal Republic is expected to assert claims for damages from the consortium of EUR 156 million per month for the period September 1, 2003 to December 31, 2003 and EUR 180 million per month from January 1, 2004 for lost toll revenues. In addition, among other claims, the Federal Republic is expected to allege contractual penalties of EUR 680 million because the members of the consortium did not seek the necessary agreement of the Federal Ministry of Transport before concluding certain subcontractor agreements. Deutsche Telekom AG believes the claims of the Federal Republic are unfounded. Under the terms of the agreement, the Federal Republic may resort to arbitrational proceedings for clarification of its legal position. The maximum future obligations arising from the Toll Collect project cannot be quantified with adequate certainty.

Amendment of the Telecommunications Act

On May 14, 2004, the German legislature has adopted revised amendments to the German Telecommunications Act, which amendments will modify and replace the existing German Telecommunications Act will become effective in July 2004. Generally, the scope of regulation relating to our businesses is expected to remain similar under the amended Act. However, the precise impact of certain of the provisions of this amendment remains uncertain since it introduces a variety of new legal concepts. The new resale regulation, which, in the next four years, only allows the resale of bundled (line access and call services) offerings, will, during this period safeguard our investments in infrastructure. Thereafter, we may be required to unbundle line access and call service offerings, thereby permitting our competitors to utilize our services offers for resale of specific product offerings without a corresponding investment by them in their own infrastructure. The new Act also includes, among others, provisions granting rights to competitors to petition the German telecommunications regulator to compel the commencement of proceedings against us, and additional sanctions for violations, including disgorgement of profits in certain circumstances.

Sale of SES Global

Deutsche Telekom AG has sold part of its shareholding of 77.5 million shares, or 13.2%, in the European satellite operator SES Global. The sale was made as part of a listing of SES Global on the Paris stock exchange on May 5, 2004. Approximately 35 million shares were sold. The proceeds of approximately EUR 260 million will be used to reduce debt.

Management Changes

Josef Brauner resigned his position as member of the Deutsche Telekom AG Board of Management responsible for T-Com effective April 30, 2004. Since then, the Chairman of the Board of Management, Kai-Uwe Ricke, has taken over temporary responsibility for T-Com's activities within Germany, and the Deputy Chairman, Dr. Karl-Gerhard Eick, for T-Com's international activities; the Toll Collect business area is under the responsibility of Konrad F. Reiss, CEO of T-Systems.

Deutsche Telekom Stiftung (Deutsche Telekom Foundation) established.

Deutsche Telekom AG intends to further the flow of knowledge and ideas between the state, society and the business community to contribute to the progress of society as a whole. In this regard, we have established the Deutsche Telekom Foundation, which is based in Bonn, Germany. The non-profit foundation is intended to help promote the development of a networked knowledge and information-based society at the national and international levels with numerous projects in the areas of education, research and innovative technology. Deutsche Telekom AG is providing the foundation with EUR 50 million in foundation capital and intends to commit additional funds to the foundation in the future. Dr. Klaus Kinkel, a retired Federal German minister, is the chairman of the foundation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG
By: /s/ ppa. Rolf Ewenz-Sandten
Name: Rolf Ewenz-Sandten
Title: Vice President

Date: May 21, 2004